SECU



19008163

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66335

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2018** AND ENDING **12/31/2018**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Liberty Partners Financial Services, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11000 Queensburogh Blvd. Suite 200

(No. and Street)

Mt. Pleasant   **SC**   **29464**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cassandra Woodward 661-434-0542

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian Anson

(Name – if individual, state last, first, middle name)

18401 Burbank Blvd #120   **Tarzana**   **Ca**   **91356**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)



OATH OR AFFIRMATION

I, Cassandra Woodward _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Liberty Partners Financial Services, LLC _____ , as

of December 31 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Cassandra Woodward
_____
Title   CFO

_____ 02-28-19

Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [✓] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [✓] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [✓] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIBERTY PARTNERS FINANCIAL SERVICES,LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

Assets

Cash	$	87,963
Deposits with clearing organizations		50,000
Account receivables		166,842
Due from related parties		80,329
Property and equipment		
net of accumulated depreciation of $53,313 (Note 3)		0.00
Other assets		6,283
	$	391,417

Liabilities and member's equity

Liabilities:

Accounts Payable	$	73,757
Commission payable		120,050
Due to Clearing		7,826
Total liabilities		201,633
Member's equity		189,784
Total liabilities and member's equity	$	391,417

The accompanying notes are an integral part of these financial statements.

LIBERTY PARTNERS FINANCIAL SERVICES, LLC

STATEMENT OF INCOME

Year Ended December 31, 2018

Revenues:	
Commissions	$3,805,810
Mutual Funds	686,607
12b-1 Fees	135,574
Insurance	47,368
Rep Income	476,214
Other income	1201
Total Revenues	5,156,774
Expenses:	
Bad Debt	95,583
Clearing charges	135,819
Commissions	3,686,437
Computer	87,648
Depreciation	4,780
Dues and subscriptions	98,821
Wages and Benefits	443,238
Insurance Expense	80,877
Occupancy	53,543
Professional fees	227,320
Travel and Meals	71,786
Operating expenses	110,513
Total expenses	5,096,365
Net Income	$ 56,409

The accompanying notes are an integral part of these financial statements.

LIBERTY PARTNERS FINANCIAL SERVICES, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2018

Cash flows from operating activities

Net income	$ 56,409
Adjustments to reconcile net income to net cash Provided by operating activities	
Depreciation	4,780
Bad Debt	95,583
(Increase) decrease in assets:	(149,048)
Account receivable	
Commission receivable	396,736
Due from related party	(80,329)
Other assets	19
Increase (decrease) in liabilities:	
Accounts Payable	(12,344)
Other liabilities	(5070)
Commission payable	(264,541)
Due to clearing	7826
Net cash provided by operating activities	50,021

Cash flows from financing activities:

Member distributions	(70,549)
Net cash used in financing activities	(70,549)
Net decrease in cash	(20,528)
Cash, beginning of year	108,491
Cash, end of year	$ 87,963

Supplemental disclosure of cash flow information

Cash paid during the year for interest

Cash paid during the year for income taxes

The accompanying notes are an integral part of these financial statements.

LIBERTY PARTNERS FINANCIAL SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended December 31, 2018

Member's equity - January 1, 2018	$	203,924
Member distributions		(70,549)
Net income		56,409
Member's equity - December 31, 2018	$	189,784

The accompanying notes are an integral part of these financial statements.

LIBERTY PARTNERS FINANCIAL SERVICES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
Under SEC Rule 15c3-1

December 31, 2018

Net capital

Total Member's equity	$	189,784
Non-allowable assets, deductions and/or charges		
Account receivable (Non-Allowable portion)		47,095
Due from Related Party		80,329
Other assets		6,283
Total non-allowable assets, deductions and/or charges		133,307
Net capital under SEC Rule 15c3-1	$	56,077

Aggregate indebtedness

Accounts payable	$	201,633
Total aggregate indebtedness	$	201,633

Computation of net capital requirement

Minimum net capital requirements (the greater of $5,000 or 6 2/3% of aggregated indebtedness)	$	13,442
Net capital in excess of minimum requirement	$	42,635
Ratio of aggregate indebtedness to net capital		3.60 to 1

Differences between audit and focus filed as of 12/31/2018
was the write off of noncollectable receivables,
accumulated depreciation and correction of ending cash
balance

Liberty Partners Financial Services, LLC

December 31, 2018

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation
according to the provision of Rule 15c3-3 (k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control
requirements under the (k)(2)(ii) exemptive provision.

The accompanying notes are an integral part of these financial statements

LIBERTY PARTNERS FINANCIAL SERVICES, LLC
Notes to Financial Statements
December 31, 2018

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Liberty Partners Financial Services, LLC, (the "Company"), (registered in AK, AL, AR, AZ, CA, CO, CT, OC, DE, FL, GA, HI, IA, ID, IL, IN, KS, KY, LA, MA, MD, ME, Ml, MN, MO, MS, MT, NC, ND, NE, NH, NJ, NM, NV, NY, OH, OK, OR, PA, PR,
RI, SC, SD, TN, TX, UT, VA, VT, WA, WI, WV, and WY) was formed in 2002 under the laws of California as a Limited Liability Corporation. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in broker-dealer retailing corporate securities over the counter, selling corporate debt securities, mutual fund retailer, United States government securities broker, selling variable life insurance or annuities, options, municipals securities, and conduct securities business with retail clients. The Company does not hold customer fund s or safeguard customer securities. The company went through an ownership change on April 1 3, 2016 via an asset sell.

Fair value of financial instruments:

The reported amounts of cash, receivables and li abilities approximate fair value due to the short-term maturity of these instruments.

Trades are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Property and equipment purchases over $500 individually are capitalized. Depreciation is calculated using straight line method aver a useful life of five (5) and seven (7) years depending on the type of asset. P &E is carried at cost.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counters-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is Company's policy to review, as necessary, the credit standing of each counter party.

Note 2: ASC 606 Revenue Recognition

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.1

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below

Commissions: This includes performance obligations related to transactions that are subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Revenue from sale of Investment Company Shares: This includes concessions earned from the sale of open-end mutual funds that contain a load. Included are commissions charged on transactions on no load funds and UIT's to the extent they are open end companies.

Revenue from sale of Insurance Based Products: This includes revenue from any variable annuity or any other financial instrument that contains an insurance and security component and includes fixed annuities.

Capital Gains (Losses) on Firm Investments.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

Other revenue.

C. Contract Balances and transaction price allocated to remaining performance obligations

Due to the nature of the Company's business, changes in receivables, contract assets and contract liabilities with customers due to revenue recognized from performance obligations satisfied in previous periods were immaterial

2. Changes in Accounting Policy:

The Company adopted Topic 606 "Revenue from Contracts with Customers" with a date of January 1, 2018. As a result, it has changed its accounting policy for revenue recognition as detailed below.

The Company applied Topic 606 using the cumulative effect method – i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2018. This was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606. The details of the significant changes and quantitative impact of the changes are set out below.

The accounting for the Company's proprietary trading operations and lending activities (including securities lending and repurchase obligations) are not considered within the scope of Topic 606.

A retail or institutional customer typically signs one contract with the Company for trade execution and the only fee in such a cancelable contract is contingent on trades being executed (i.e. commission), it is not deemed to meet the contract criteria as it lacks commercial substance until a trade order is placed. ASC 606-10-25-3 explains that when a contract has no fixed duration and can be terminated or modified by either party at any time without penalty, the Company should apply the guidance in Topic 606 to the period in which the parties have enforceable rights and obligations. For the Company, the period in which such parties have enforceable rights and obligations may be one day or less and control transfers on trade date.

Advisory services contracts for public and corporate finance activities may contain a variety of promised goods and services. The Company may be engaged to assist its client may promise due diligence services, pre-transaction structuring advice, fairness opinion and finding prospective buyers. The Company will need to determine whether each promised good or service is capable as being distinct and distinct in the context of the contract because they are an input to the combined output of selling the business. The Company will apply significant judgement to identify the performance obligations and different conclusions may be reached based upon the specific terms and conditions of the contract. Many contracts contain variable considerations (e.g. success fees). The amount of variable consideration the Company can include will be limited to the amount for which it is probable that a significant revenue reversal will not occur when the uncertainties related to the variability are resolved. The Company will recognize the consideration allocated to specific performance obligations when, or as, those performance

Obligations are satisfied. Retainer fees (nonrefundable), announcement fees and success fees would not be recognized until the performance obligation has been satisfied (such as the close of sale). This may result in a change in the timing of recognition of the retainer fee compared to current practice prior to the adoption of Topic 606.

Note 3: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital Rule (Rule I 5c3-I) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. The company's minimum net capital is the greater of $5000 or 6 2/3 of aggregate indebtedness which is $13,442. Net capital and aggregate indebtedness change day by day, but as of December 31, 2018 the Company's net capital of $50,077 exceeded the minimum net capital requirement by $42,635 and , the Company's ratio of aggregate indebtedness of $201,633 to net capital was 3.60 to 1 , which is less than 15:1 ceiling required.

Note 4: FIXED ASSETS

At December 31, 2018 fixed assets consist of the following:

Property & Equipment	$ 53,333
Less: Accumulated depreciation	(53,333)
	$ 0

Depreciation Expense the year ended for December 31, 2018 was $4,780.

Note 5: LEASE OBLIGATIONS

The Company leases office space in Bakersfield, CA on a month-to-month basis for

$3615.50 per month.

The Company also leases office space in Charleston, SC from its parent company on a month-to-month basis for $829 per month for a total $9,946

Rent expense for year ended in December 31, 2018 was $53,543.00

Note 6: INCOME TAXES

The Company is organized as a limited liability company and the members are liable for their proportionate share of the Company's taxable income. Therefore, no provision for income taxes is reflected in these financial statements. The Company files a federal income tax return. Management has determined that the Company has no uncertain tax positions. The Company is no longer subject to tax examinations for years before 2015.

Note 7: COMMITMENTS AND CONTINGENCIES

The Company , in the course of its normal operations , is subject to investigations, claims and lawsuits. In management's opinion, any such outstanding matters of which the Company has knowledge have been reflected in the financial statements or would not have a material adverse effect on the Company's financial position and results of operations.

Note 8: RELATED PARTY TRANSACTIONS

For the year ended December 31, 2018 the company was owed $80,329 from a related party

Note 9: SUBSEQUENT EVENTS

The management has reviewed the results of operations for the period of time from its year end December 31, 2018 through February 27, 2019 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Assertions Regarding Exemption Provisions

We as members of management of Liberty Partners financial Services, I.LC ("'the Company'") are responsible for compliance with the annual repoi1ing requirements under Rule I 7a-5 of the Securities Exchange Act of I 934 Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertiOns provided by the broker or dealer. Pursuant 10 that requirement the manager of the Company herby makes the following assertions

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule I5c3-3. Paragraph (k)(2)(ii)

Statement Regarding Meeting Exemption Provision

The Company met the identified exemption provision without exception throughout the period ending January 1, 2018 through December 31, 2018

Liberty Partners Financial Services, LLC

By:

_____

Cassandra Woodward CFO

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's and Board of Directors of Liberty Partners Financial Services, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Liberty Partners Financial Services, LLC as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Liberty Partners Financial Services, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Liberty Partners Financial Services, LLC's management. My responsibility is to express an opinion on Liberty Partners Financial Services, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Liberty Partners Financial Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Liberty Partners Financial Services, LLC's auditor since 2017.
Tarzana, California
February 27, 2019

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 · Tel. (818) 636-5660 · Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Liberty Partners Financial Services, LLC
Mt. Pleasant, South Carolina

I have reviewed management's statements, included in the accompanying Liberty Partners Financial Services, LLC, Exemption Report in which (1) Liberty Partners Financial Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Liberty Partners Financial Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and 2 Liberty Partners Financial Services, LLC stated that Liberty Partners Financial Services, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Liberty Partners Financial Services, LLC 's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Liberty Partners Financial Services, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 27, 2019

BRIAN W. ANSON
Certified Public Accountant

18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Members
Liberty Partners Financial Services, LLC
Mt. Pleasant, South Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below, which were agreed to by Liberty Partners Financial Services, LLC and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Liberty Partners Financial Services, LLC (the "Company") for the year ended December 31, 2018, solely to assist you and SIPC in evaluating Liberty Partners Financial Services, LLC 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 27, 2019

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7

(36-REV 12/18)

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-66335 FINRA DEC
Liberty Partners Financial Services, LLC
1100 Queensburogh Blvd #200
Mt. Pleasant SC 29464

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Casie Woodward 661-434-0542

2. A. General Assessment (item 2e from page 2) — $2777

   B. Less payment made with SIPC-6 filed (**exclude interest**) — (1229)

   Date Paid

   C. Less prior overpayment applied — (0)

   D. Assessment balance due or (overpayment) — 0

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum — 0

   F. Total assessment balance and interest due (or overpayment carried forward) — $1548

   G. **PAYMENT:** √ the box
   Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☑ $ 1548
   Total (must be same as F above)

   H. Overpayment carried forward — $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Liberty Partners Financial Services, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 27 day of February , 20 19 .

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2018
and ending 12/31/2018

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 5,153,537

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — 0

(2) Net loss from principal transactions in securities in trading accounts. — 191

(3) Net loss from principal transactions in commodities in trading accounts — 0

(4) Interest and dividend expense deducted in determining item 2a. — 0

(5) Net loss from management of or participation in the underwriting or distribution of securities. — 0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — 0

(7) Net loss from securities in investment accounts. — 0

Total additions — 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 2,975,826

(2) Revenues from commodity transactions. — 0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 135,819

(4) Reimbursements for postage in connection with proxy solicitation. — 0

(5) Net gain from securities in investment accounts. — 0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — 0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — 0

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

Rep Fee and other income — 156,531

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ 34,328

Enter the greater of line (i) or (ii) — 34,328

Total deductions — 3,302,504

2d. SIPC Net Operating Revenues — $ 1,851,224

2e. General Assessment @ .0015 — $ 2777

(to page 1, line 2.A.)

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